Filed by Enbridge Inc. (Commission File No. 001-15254)

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Spectra Energy Partners, LP

(Commission File No.: 001-33556)

On September 25, 2018, Enbridge Inc. made available to investors and on its website the following investor presentation.

Enbridge Inc. Investment Community Presentation September 2018

Legal Notice Forward Looking Information This presentation includes certain forward looking statements and information (FLI) to provide potential investors, shareholders and unitholders of Enbridge Inc. (Enbridge or the Company), Enbridge Income Fund Holdings Inc. (ENF), Enbridge Energy Partners, L.P. (EEP) and Spectra Energy Partners, LP (SEP) with information about Enbridge, ENF, EEP, SEP and their respective subsidiaries and affiliates, including management’s assessment of their future plans and operations, which FLI may not be appropriate for other purposes. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. In particular, this presentation contains FLI pertaining to, but not limited to, information with respect to the following: 2018 and future year strategic priorities and guidance; expected EBITDA or expected adjusted EBITDA; expected DCF and DCF/share; expected future debt/EBITDA; future financing options; expectations on sources and uses of funds and sufficiency of financial resources; secured growth projects and future growth, development and expansion program and opportunities; expected benefits of asset dispositions; closing of announced dispositions and amalgamations and the timing and impact thereof; future asset sales or other monetization transactions; sponsored vehicle strategy, including the proposed simplification of the Company’s corporate structure and expected benefits thereof; distribution coverage; dividend and distribution growth and dividend and distribution payout expectations; expected impact of tax reform and FERC policy-related matters, including sponsored vehicle impacts; foreign exchange hedges; project execution, including capital costs, expected construction and in service dates and regulatory approvals; and system throughput, capacity and expansions. Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by the FLI, including, but not limited to, the following: the expected supply of, demand for and prices of crude oil, natural gas, natural gas liquids and renewable energy; exchange rates; inflation; interest rates; availability and price of labour and construction materials; operational reliability and performance; customer and regulatory approvals; maintenance of support and regulatory approvals for the projects; anticipated in-service dates; weather; governmental legislation; announced and potential disposition, amalgamation and corporate simplification transactions, and the timing and impact thereof; impact of capital project execution on the Company’s future cash flows; credit ratings; capital project funding; expected EBITDA or expected adjusted EBITDA; expected future cash flows and expected future DCF and DCF per share; estimated future dividends and distributions; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; economic and competitive conditions; changes in tax laws and tax rates; and changes in trade agreements. We caution that the foregoing list of factors is not exhaustive. Additional information about these and other assumptions, risks and uncertainties can be found in applicable filings with Canadian and U.S. securities regulators (including the most recently filed Form 10-K and any subsequently filed Form 10-Q, as applicable). Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty. Except to the extent required by applicable law, we assume no obligation to publicly update or revise any FLI made in this presentation or otherwise, whether as a result of new information, future events or otherwise. All FLI in this presentation and all subsequent FLI, whether written or oral, attributable to Enbridge, ENF, EEP or SEP, or persons acting on their behalf, are expressly qualified in its entirety by these cautionary statements. Non-GAAP Measures This presentation makes reference to non-GAAP measures, including adjusted earnings before interest, income taxes, depreciation and amortization (Adjusted EBITDA), ongoing EBITDA, distributable cash flow (DCF), ongoing DCF and DCF per share. Adjusted EBITDA represents EBITDA adjusted for unusual, non-recurring or non-operating factors on both a consolidated and segmented basis. Management uses adjusted EBITDA to set targets and to assess the performance. DCF is defined as cash flow provided by operating activities before changes in operating assets and liabilities (including changes in environmental liabilities) less distributions to noncontrolling interests and redeemable noncontrolling interests, preference share dividends and maintenance capital expenditures, and further adjusted for unusual, non-recurring or non-operating factors. Management also uses DCF to assess the performance and to set its dividend or distribution payout target. Management believes the presentation of these measures gives useful information to investors, shareholders and unitholders as they provide increased transparency and insight into the performance of Enbridge, ENF, EEP and SEP. Reconciliations of forward looking non-GAAP financial measures to comparable GAAP measures are not available due to the challenges and impracticability with estimating some of the items, particularly with estimates for certain contingent liabilities, and estimating non-cash unrealized derivative fair value losses and gains and ineffectiveness on hedges which are subject to market variability and therefore a reconciliation is not available without unreasonable effort. These measures are not measures that have a standardized meaning prescribed by generally accepted accounting principles in the United States of America (U.S. GAAP) and may not be comparable with similar measures presented by other issuers. A reconciliation of non-GAAP measures to the most directly comparable GAAP measures is available on the applicable entity’s website. Additional information on non-GAAP measures may be found in the earnings news releases or additional information on the applicable entity’s website, www.sedar.com or www.sec.gov. 2

North America's Leading Energy Infrastructure Company

ENBRIDGE


2018 EBITDA Outlook
by business unit
Gas Utilities
Power
Gas Transmission & Midstream
~$12.5B
Liquids
Liquids pipelines
Gas pipelines
Gas distribution
NGL pipelines
Renewable power

- Spectra Energy acquisition transitioned Enbridge into a diversified liquids and natural gas infrastructure company
- Premium portfolio of strategically positioned franchises serving critical supply basins and consuming markets
- Low risk business profile with minimal volume and commodity price exposure
- Superior total shareholder return value proposition

Enbridge: % of North American Commodity Flows


~28%

Crude Oil Transported


~20%

Natural Gas Transported

3

Executing on our 2018-2020 Strategic Priorities Priorities YTD Actions 1. Move to pure regulated pipelines/ $7.5B of non-core asset sales announced; original utility model target $3B for 2018 • On track for 5.0x Debt-to-EBITDA by YE 2018 2. Accelerate de-leveraging • Incremental asset sales provide funding flexibility 3. Deliver reliable cash flow & • $1.6B projects in-service so far in 2018 dividend growth • Minnesota PUC approval—Line 3 4. Streamline the business • Entered into definitive agreements to buy-in SEP, EEP, EEQ, ENF 5. Extend growth beyond 2020 Developing new project opportunities 4

Strategic Priority #1: Move to Pure Regulated Pipeline & Utility Model $7.5B of Non-Core Asset Sales Midcoast G&P Business Renewables Power Assets Canadian G&P Business 100% interest in Texas and 49% interest in all onshore Canadian, select 100% interest in all Oklahoma G&P assets onshore US, and the Hohe See offshore Western Canadian G&P assets renewable assets $1.45B $1.75B $4.31B (US$1.1B) BC regulated assets: Q4 2018 ($2.5B) Closed August 1, 2018 Closed August 1, 2018 NEB regulated assets: Mid-2019 ($1.8B) Asset sales are on strategy, demonstrate capital allocation discipline and highlight value of core pipeline and utility assets 5

Strategic Priority #2: Accelerate De-leveraging Funding Plan Execution 2018 – 2020 Funding Plan1 ($C billions) Financing Flexibility $35 Optional: • More than sufficient capital raised to Increased • 2019 & 2020 DRIP fund current secured funding $30 Financing • Hybrid securities • Asset sales Flexibility requirements $25 $4 • Additional capital sources available to Sr. Debt Reduction $7.5 Asset sales optimize financing $20 $1 2018e DRIP Hybrid securities—Eliminate DRIP $15 Common equity—Additional debt repayment $22 $10 Capital Expenditures $14 Internal cash flow net of dividends $5 $0 Uses Sources Significant funding flexibility to finance capital plan, no follow-on common equity required (1) Includes amounts “pre-funded” in December 2017 6

Strengthening Strategic Priority #2: Accelerate Credit De-leveraging Metrics Consolidated Debt to EBITDA Outlook1 8.0x • Strengthening credit metrics as industry leading growth capital spend moderates and new 6.0x Long Term Target: ≤ 5.0x projects generate significant EBITDA 4.0x • Achieve long-term target of 5.0x by end of 2018 2.0x • Potential for further balance sheet strengthening with additional asset sale proceeds 0.0x 2015 2016 2017 Q1a Q2a 2018e 2019e 2020e Business performance and funding plan execution provides confidence in achieving target metrics (1) As calculated by Management. Forecasted 2019e and 2020e Debt to EBITDA does not consider the use of Canadian G&P sale proceeds. 7

Strategic Core Businesses Priority #3: Deliver Reliable Stable Cash Through Flow & Dividend Commodity Growth Cycles Pro-forma Historical EBITDA*(C $ Million) • Stable and predictable cash flow $3,000 • High asset utilization rates • Substantially underpinned by long-term commercial agreements $2,000 • No direct commodity price exposure • Strong credit worthy customers $1,000 • Continued growth from significant assets placed into service since 2015 $0 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 Liquid Pipelines Gas Transmission and Midstream Reflects ENB historical pro-forma results on a combined basis with Spectra Energy Corp 8 Adjusted EBITDA is a non-GAAP measures. Reconciliations to GAAP measures can be found in the Q2 earnings release available at www.enbridge.com

Strategic Priority #3: Deliver Reliable Cash Flow & Dividend Growth Record Financial Performance in first half 2018 Historical DCF/share Historical EPS • DCF/share and EPS growth trend resuming in 2018 after temporary dilution from financing Spectra Energy acquisition • Record level of DCF/share and EPS for first half of 2018 2Q18 2Q18 • Continued DCF/share and EPS $1.10/share $0.65/share growth outlook through 2020 as $22B of accretive growth projects 1Q18 1Q18 come into service $1.37/share $0.82/share 2015 2016 2017 2018e 2019e 2020e 2015 2016 2017 2018e 2019e 2020e Adjusted EPS and DCF/share are non-GAAP measures. Reconciliations to GAAP measures can be found in the Q2 earnings release available at www.enbridge.com 9

Strategic Priority #3: Deliver Reliable Cash Flow & Dividend Growth Line 3 Replacement Project Update Critical $9B infrastructure replacement project • Canadian construction program well underway – > 400 km of pipeline now laid • Wisconsin segment complete and in-service – ~13 mile segment • Minnesota PUC approved issuing a Certificate of Need and Route Permit substantially along Enbridge’s preferred route with minor modifications and certain conditions – No material change to project cost or timing – Next steps: ï,§ Q3 2018: MPUC delivers written orders ï,§ Q4 2018: State and federal permitting process ï,§ Q1 2019: Begin construction ï,§ 2H 2019: Expected in-service Continue to target in-service date in the second half of 2019 10

Strategic Priority #3: Deliver Reliable Cash Flow & Dividend Growth

Enterprise-wide Secured Growth Project Inventory

ENBRIDGE

Year	Project	Expected ISD	Capital ($B)
2018	High Pine	In service	0.4 CAD
2018	Stampede Lateral	In service	0.2 USD
2018	Wyndwood	In service	0.2 CAD
2018	Rampion Wind – UK	In service	0.8 CAD
2018	RAM	In service + 3Q18	0.5 CAD
2018	NEXUS	3Q18	1.3 USD
2018	TEAL	3Q18	0.2 USD
2018	Atlantic Bridge	In service + 4Q18	0.6 USD
2018	Valley Crossing Pipeline	4Q18	1.6 USD
2018	STEP/Pomelo Connector	4Q18	0.4 USD
2018	Utility Core Capital	2018	0.5 CAD
2018	Other	2018	0.1 CAD
		2018 TOTAL	**$7B***

Year	Project	Expected ISD	Capital ($B)
2019	Stratton Ridge	1H19	0.2 USD
2019	PennEast	2H19	0.3 USD
2019	Hohe See Wind & Expansion – Germany	2H19	1.1 CAD
2019	Line 3 Replacement – Canadian Portion	2H19	5.3 CAD
2019	Line 3 Replacement – U.S. Portion	2H19	2.9 USD
2019	Southern Access to 1,200 kbpd	2H19	0.4 USD
2019	Utility Core Capital	2019	0.8 CAD
		2019 TOTAL	**$13B***
2020	T-South Expansion	2020	1.0 CAD
2020	Spruce Ridge	2020	0.5 CAD
2020	Utility Core Capital	2020	0.7 CAD
		2020 TOTAL	**$2B***
		TOTAL Capital Program	**$22B***

Segments: Liquids Pipelines; GTM – US Transmission; GTM – Canadian Transmission; Gas Distribution; Green Power & Transmission

* Rounded, USD capital has been translated to CAD using an exchange rate of $1 U.S. dollar = $1.27 Canadian dollars.

$22B of diversified low-risk secured projects supports and extends cash flow growth

11

Strategic Priority #3: Deliver Reliable Cash Flow & Dividend Growth 2018 EBITDA and DCF/share Growth Guidance Consolidated EBITDA Outlook ($MM) 2018 DCF/share Outlook $4.15—$4.45 ~$12,500 $10,317 $3.68 $2.47 $6,571 Q2 Q2 YTD YTD 2017a 2018e 2017a 2018e Strong year to date performance should drive full year DCF/share to the upper half of our guidance range (1) Adjusted EBITDA is a non-GAAP measure. Reconciliations to GAAP measures can be found in the Q2 earnings release available at www.enbridge.com. 12

Strategic Priority #3: Deliver Reliable Cash Flow & Dividend Growth Dividend Growth Outlook • 22 years of sustained dividend increases 10% • 10% dividend growth in 2018 3 Year CAGR • 10% 3-year CAGR, 2018-2020 • Conservative payout ratio of below 65% 11% 22 Year CAGR (1996-2017) 1996 2017 Long history of strong and sustainable dividend growth 13

Strategic Priority #4: Streamline the Business

Definitive agreements reached with Sponsored Vehicles

ENBRIDGE

Current Structure*


ENBRIDGE
TSX: ENB
NYSE: ENB
83%
34%
12%
20% Voting
82% Economic
SEP
EEP
EEQ
ENF
Gas & Liquids
Liquids
Interest in Liquids
Liquids, Gas & Other
Partnership
Corporation

Potential Future Structure


ENBRIDGE
TSX: ENB
NYSE: ENB
100%
Business Segments:
Liquids Pipelines
Gas Pipelines
Utilities
Other

Benefits for ENB Shareholders

- Simplifies corporate & capital structure
- Increased ownership of core strategic assets
- Higher retention of cash flow
- Enhanced credit and funding profile
- Accretive to post-2020 financial outlook

Benefits for SV Shareholders

- Direct ownership in largest energy infrastructure Company in North America
- Enhanced dividend coverage
- Diverse opportunity set for growth beyond 2020
- Stronger balance sheet and enhanced credit profile
- Enhanced trading liquidity

* Economic interest as of June 30, 2018

14

Strategic Priority #4: Streamline the Business

Simplification Transactions - Targeted Timelines

ENBRIDGE

Spectra Energy Partners	SEP	Prepare & File Draft Registration Statement (S-4)	SEC Review & Effectiveness of S-4	Written Consent Process		**Transaction Closing**
ENBRIDGE Enbridge Energy Partners, L.P.	EEP	Prepare & File Draft Registration Statement (S-4)	SEC Review & Effectiveness of S-4	Obtain Regulatory Approval (HSR)	Distribution of Proxy Materials & Shareholder Vote	**Transaction Closing**
ENBRIDGE Enbridge Energy Management	EEQ	Prepare & File Draft Registration Statement (S-4)	SEC Review & Effectiveness of S-4	Obtain Regulatory Approval (HSR)	Distribution of Proxy Materials & Shareholder Vote	**Transaction Closing** (conditional upon EEP closing)
ENBRIDGE Income Fund Holdings	ENF	Prepare & File Information Circular	Obtain Regulatory Approvals (Competition Act, Investment Canada Act, Canada Transportation Act)	Shareholder Vote		**Transaction Closing**

Q3 2018 → **Q4 2018**

15

Strategic Key Terms Priority #4: of Streamline the Restructuring the Business Final • SEP: 1.111 Enbridge common shares for each common unit of SEP, which represents a 9.8% increase to the exchange Consideration ratio offered on May 17, 2018 • EEP: 0.3350 Enbridge common shares for each Class A common unit of EEP, which represents an 8.7% increase to the exchange ratio offered on May 17, 2018 • EEQ: 0.3350 Enbridge common shares for each listed share of EEQ, which is at parity with the EEP exchange ratio • ENF: 0.7350 Enbridge common shares of for each ENF public share and cash of $0.45 per ENF share, representing a 11.3% increase relative to the exchange ratio on May 16, 2018 inclusive of the cash component. Conditions • Offers are subject to: —SEP: holders of the majority of all outstanding SEP common units —EEP: (i) holders of 66 2⁄3% of the outstanding EEP units and ii) a majority of the outstanding Class A common units of EEP (other than Class A common units held by Enbridge and its affiliates) and the outstanding I-Units of EEP held by EEQ (other than I-Units voted at the direction of Enbridge and its affiliates), voting as a single class —EEQ: holders of a majority of the outstanding EEQ listed shares, other than Enbridge and its affiliates —ENF: (i) by holders of 66 2⁄3% of the outstanding ENF shares present in person or by proxy at a meeting of shareholders, and (ii) by holders of a majority of the ENF shares present in person or by proxy at a meeting of shareholders, other than ENB, its affiliates and other insiders • Offers are not conditional on each other with the exception of EEQ, which is conditional on EEP • ENF transaction is subject to Competition Act (Canada), Investment Canada Act, Canada Transportation Act, and other customary regulatory approvals • EEP and EEQ transactions are subject to Hart-Scott-Rodino and other customary regulatory approvals 16

Strategic Post-2020 Priority #5: Growth Extend Growth Potential Beyond 2020 Liquids Gas Offshore Pipelines & Transmission Gas Utilities Capital Allocation Considerations Terminals & Storage Renewables • Competitive advantage • Organic growth potential $5-10B $5-10B $5+B $5-10B • Must fit low-risk pipeline/utility model • Maintain balance sheet strength and • Mainline • Texas Eastern and • Annual customer • In late stage expansions AGT expansions additions and development in flexibility • Regional growth: and extensions community France Oil Sands, DAPL, • New infrastructure expansion capital • Other European Express-Platte serving: gas-fired • Dawn Hub offshore projects • USGC power generation, infrastructure under USGC markets, development export markets • WCSB egress solutions Disciplined capital allocation will balance low risk growth opportunities with financial strength & flexibility 17

Summary • 2017 was a transformational year – Spectra Energy transaction successfully diversified the business • 2018—2020 Strategic Plan in execution – $7.5B of non-core asset sales – Financial flexibility – Accelerate de-leveraging – Sponsored vehicle simplification agreements – Line 3 Replacement permits in Minnesota • Beyond 2020 – Expand and extend leading footprint to drive organic growth – Disciplined capital allocation 18

Liquids Pipelines Appendix

North America’s premier crude oil infrastructure portfolio 70% of total oil sands production Largest crude oil pipeline network in the world can be transported on the Regional system to • 27,600 km of pipe serving high quality producing Edmonton and Hardisty basins 3.7mmbpd • Connected to the best refining markets market connectivity for • Competitive and stable tolls drive highest 2.85mmbpd of mainline capacity producer netbacks • Stable, low risk commercial underpinnings over 65% the longer-term 38mm of Canadian crude exports to the • Strong, creditworthy customers United States are transported on Barrels of contract storage in Enbridge system • Unique service offerings and flexibility the Enbridge system • Well-positioned for future growth 20

Large, Stable Contributor to Enbridge EBITDA

2018e EBITDA


Enbridge
Other
4%
Gas Utilities & Power
13%
Gas Transmission & Midstream
32%
51%
Liquids Pipelines

2018e LP EBITDA by Business



4%	Other	Highly Contracted
4%	Southern Lights	Long Term Take-or-Pay
3%	Bakken System	Common carrier with indexed rate*; Long Term Take-or-Pay
14%	Regional Oil Sands	Long Term Take-or-Pay
5%	Express-Platte	Long Term Take-or-Pay on Express
9%	Mid-Continent & Gulf Coast	Long Term Take-or-Pay
27%	Lakehead System	100% Cost of service or equivalent agreements*
33%	Canadian Mainline	Competitive Tolling Settlement

Liquids Pipelines are core to regulated pipeline and utility business model

*Contract terms for our Lakehead system expansion projects mitigate volume risk for all expansions subsequent to Alberta Clipper. In the event volumes were to decline significantly the pipeline could potentially file cost of service rates. Similarly, the Bakken Classic system can also file cost of service rates if there is a substantial divergence between costs and revenues on the pipeline.

21

Canadian Oil Sands Positioned for Steady, Longer Term Growth Canadian Oil Sands Supply Forecasts* (KBPD) 6,000 NEB • Expected continued growth in the oil sands CAPP supports Enbridge systems upstream, mainline 5,000 and market access 4,000 CERI • Long term resource potential €’ 170 billion barrels of long lived reserves 3,000 €’ In-situ break-even <$60 WTI 2,000 €’ Average in-situ operating costs $5.75 – 7.50/Bbl €’ Emissions/unit reductions of 20% since 2012 1,000 (tonnes CO2/Bbl) 0 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 *NEB and CERI raw bitumen forecasts altered to reflect blended supply forecasts 22

Enbridge System Likely to be at Maximum Capacity Mainline Volume Outlook Ex-Gretna Deliveries (KBPD) • Focused on maximizing throughput and Line 3 operating efficiencies 3500 in-service Alberta 2H19 Clipper • 1H18 throughput up 4% from 1H17 3000 Expansion Annual Capacity • Expect to be at or near capacity through 2500 planning horizon 2000 €’ Strong supply growth €’ Competitive tolls 1500 €’ Limited pipeline alternatives 1000 • Line 3 Replacement project restores 500 Alberta Clipper Expansion +375 kbpd in 2H 2019 and System Optimizations 0 2013 2014 2015 2016 2017 2018e 2019e 2020e Enbridge system throughput to grow from ~2.6 to ~3.0 MMBPD by 2020 23

Export capacity picture remains unclear post 2021

Enbridge Mainline Expected to Remain Highly Utilized

WCSB Pipeline Utilization Scenarios Post-2021

One New Pipeline Scenario (KBPD)



2018 CAPP Supply Forecast
Third party uncontracted capacity
Enbridge Mainline capacity
ENB downstream take-or-pay commitments
Contracted pipeline capacity
Western Canadian demand
6,000
5,000
4,000
3,000
2,000
1,000
-
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030

- Downstream commitments and strong netbacks ensure the Mainline is first choice for uncommitted WCSB barrels
- Mainline is expected to remain at full capacity in one export pipeline scenario

Two New Pipelines Scenario (KBPD)



2018 CAPP Supply Forecast
Third party uncontracted capacity
2022 in service scenario
Enbridge Mainline capacity
ENB downstream take-or-pay commitments
Contracted pipeline capacity
Western Canadian demand
Order of Capacity Utilization
6,000
5,000
4,000
3,000
2,000
1,000
-
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030

- Two new pipeline scenario unlikely to impact revenue through 2021
- Post 2021, Mainline competitiveness and new incentive tolling mechanism with volume protection ensures minimal financial impact
- Mainline returns to full capacity as production growth continues

24

Mainline Competitive Positioning beyond 2020

ENBRIDGE



1.9 mmbpd
Sole sourced supply
>1.0 mmbpd
Downstream take-or-pay commitments

Chicago Netback	
Chicago Pricing*	$68
Enbridge Toll**	($6)
WCS Netback	**$62**

USGC Netback on Competing Spot Barrel	
USGC Pricing***	$66
Third Party Toll**	($8)
WCS Netback	**$58**

- Mainline attributes:
  - Market reach
  - Highly competitive tolls
  - Operating flexibility
- WCSB production growth outlook remains strong
- Mainline directly connected to 1.9 mmbpd of upper PADD II refining capacity
- Highly competitive refineries demand for Canadian crude
- Downstream market access pipelines draw Mainline barrels
  - >1 mmbpd take-or-pay contracts

Mainline will remain highly utilized and has options for further expansion

* WCS price in Chicago is price set by Maya/USGC pricing + inland pipeline toll of ~$2/bbl from USGC
** Illustrative 2021+ tolls
*** USGC pricing assumes 2021+ Maya/WCS pricing at $66/barrel

25

Low cost, highly executable, staged expansions to match supply growth

Mainline Expansion Opportunities

ENBRIDGE

Incremental Capacity 2019	Capacity (KBPD)
System DRA Optimization	+75
BEP Idle*	+100
Incremental Capacity 2019+	
System Station Upgrades	+100
Line 4 Capacity Restoration	+25
Line 13 Reversal	+150
Total Unsecured Incremental Capacity	**+450**

*Incremental capacity refers to long-haul volumes

$2-4B in opportunities



Hardisty
+450 kbpd Mainline expansion capability
Chicago
Patoka
+250 kbpd Flanagan South / Seaway expansion capability
Cushing
300+ kbpd potential Capline reversal
Gulf Coast Markets
Mt Belvieu

26

Other Development Opportunities Oil Sands System DAPL Expansion Express-Platte $1-3B in opportunities Hardisty BAKKEN Express DAPL PADD IV Platte Wood River/ Patoka Patoka • Well positioned in oil sands to • Bakken supply growth could drive • Express-Platte system optimization or capture future supply growth future DAPL expansion expansion • Connected to growing projects • Leveraging highly competitive tolls • Market access to Cushing/USGC • Geographically diversified • Strong Patoka/USGC markets • Extension to Patoka • Additional capacity on trunk lines 27

New Platform Development Opportunities Permian Strategy – Gray Oak USGC Strategy Cushing PERMIAN Mt $2-3B Belvieu Mt in opportunities Freeport Belvieu Freeport Objective: Expand liquids footprint into Permian Basin Objective: Leverage expertise to expand footprint in USGC Opportunity: High drilling activity and supply growth Opportunity: Growing crude exports drive the need for point to pipeline shortage. deep water export facilities development Project Gray Oak: Joint venture with Phillips 66 Leverage expertise in fee-for-service, independent terminal and pipeline operation Strong fundamentals present opportunity to expand into new markets 28

Gas Transmission Appendix

Premier Gas Transmission Footprint Canadian Gas Transmission & Gas Transmission Midstream Value Proposition • Unparalleled asset footprint • Safe, reliable operations • Connecting diverse supply basins with growing demand markets • Stable and predictable cash flow • No direct commodity exposure • Minimal volume exposure U.S. U.S. • Strong investment-grade customers Midstream Transmission • Track record of successful project execution 30

Strong, Growing & Stable Contributor to Enbridge EBITDA 2018e EBITDA Enbridge • Transmission business predominantly Other 4% Gas Utilities Gas drives GTM earnings 13% & Power Transmission • Significant contribution to stable, fee-based Gas 85% 32% Transmission earnings from transmission businesses & Midstream Mi (GTM) Midstream • GTM’s transmission EBITDA is primarily: 15%* 17% – Take-or-pay contracts – Limited volume risk 51% Liquids – No direct commodity exposure Pipelines Gas transmission assets are core to regulated pipeline and utility business model * As presented at December 2017 Enbridge Day. Does not factor Canadian G&P asset sale 31

Solid Gas Transmission Base GTM Reservation Revenue (Based on revenues for 12 months ended 12/31/17) 98% 97% 99% 97% 99.5% 97% 94% 95% 94% 92% 72% Achieved Peak Delivery N/A Days in 2017 Average 9 12 8 8 5 8 25 17 Life of 4 6 Contract Terms years years years years years years years years lease years years Texas Eastern Gulfstream Algonquin East Tennessee Southeast Maritimes & Sabal Trail Vector Offshore Alliance BC Pipeline Supply Header Northeast (US & Canada) 2017 Reservation Revenue 2017 Usage & Other Revenue Stable core business highlights valuable footprint and provides platform for growth 32

N. American Natural Gas Demand Grows & Diversifies Natural Gas Demand Growth by Region NA Natural Gas Demand by Sector (Bcf/d increases by 2035) (Bcf/d) 140 120 LNG Exports W. Canada Mexico Exports +3.5 E. Canada 100 +0.6 Other Northeast 80 +3.5 Power Gen W. North Central +2.1 Pacific +1.6 Mountain E. North Central 60 +1.8 +2.1 Industrial 40 South Atlantic 20 West East +6.1 Residential S. Central S. Central +8.9 +4.7 Mexico Exports 0 +3.2 2017 2020 2025 2030 2035 LNG Exports Source: Wood Mac, PIRA 33 Source: Wood Mac, PIRA +10.6

Natural Gas Generation Supports Growing Demand ISO-NE winter stats… natural-gas-fired generation at risk of not being able to get fuel when pipelines are constrained: Natural gas generating capacity more than 4,000MW will increase from 28% of PJM’s total generating capacity mix to (number will increase in future years as more coal, oil, and 35%, slightly exceeding total coal-fired generating capacity. nuclear plants retire and are replaced with gas-fired units) source: PJM source: ISO NE 2017/2018 Winter Outlook Mexico is constructing dozens of new natural gas-fired power plants across the country to meet increasing electricity demand. New York: Natural gas is 57% of current operating To fuel these new power plants, many natural gas pipelines are capacity and over 50% of proposed new generation being constructed to import larger amounts of natural gas from capacity the United States. source: NY ISO, Power Trends 2017 source: EIA 34

Northeast Development opportunities & New in next England 5 years Northeast / New England • Demand continues to increase • Solution needed to bring affordable gas to the region New England BOSTON Philadelphia Market Opportunities • Market opportunities for industrial Dawn Hub and exports DETROIT NYC $1-3B NEXUS PHILADELPHIA in opportunities P Expansions DC Natural gas fired generation replaces other retiring generation sources 35

Development Southeast opportunities Markets in next 5 years Southeast Markets • Natural gas power generation GA—Coal-to-gas conversions MS —Increase in Florida demand AL Power generation opportunities FL NOLA ORLANDO $1-2B in opportunities TAMPA Continued growth in natural gas fired power generation 36

Development Gulf Coast opportunities Markets in next 5 years Gulf Coast • Epicenter of demand for LNG and Mexico exports Permian MS Permian LA TX • DCP offers Permian solutions to producers NOLA Offshore US Gulf Coast MT BELVIEU LNG & Industrial $2-4B in opportunities Mexico Offshore Exports to Mexico New Gulf Coast natural gas demand drives solid growth opportunities 37

Development Western opportunities Canada in next 5 years Western Canada Montney / Duvernay Producers looking for egress solutions Expansions Alliance T-South AB NGL transmission opportunities BC Montney/Duvernay expansions LNG opportunities TSouth Transmission Opportunities $12B Alliance in opportunities VANCOUVER SEATTLE CALGARY Egress solutions drive Western Canada opportunities 38

Additional Information about Enbridge and the Proposed Transactions and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxies or approval. The Proposed Transactions will be submitted to the shareholders of EEQ or ENF or unitholders of EEP or SEP, as applicable, for their consideration. Enbridge will file with the SEC proxy statements of EEQ and EEP, respectively, and a consent statement of SEP, each of which will also constitute a prospectus of Enbridge. Enbridge and its Sponsored Vehicles also plan to file other documents with the SEC and Canadian securities regulators regarding the Proposed Transactions. INVESTORS AND SECURITY HOLDERS OF ENBRIDGE AND ITS SPONSORED VEHICLES ARE URGED TO READ THE APPLICABLE REGISTRATION STATEMENT, PROXY OR CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC OR CANADIAN SECURITIES REGULATORS, AS APPLICABLE, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Investors, shareholders and unitholders will be able to obtain free copies of such documents containing important information about Enbridge and its Sponsored Vehicles once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov or with Canadian securities regulators through the SEDAR website at http://www.sedar.com, as applicable. Copies can also be obtained, without charge, by directing a request to Enbridge Inc., 200, 425 – 1st Street S.W., Calgary, Alberta, Canada T2P 3L8, Attention: Investor Relations.

Participants in the Solicitations

Enbridge, each of its Sponsored Vehicles, and certain of their respective directors and executive officers, may be deemed participants in the solicitation of consents or proxies from the holders of equity securities of the Sponsored Vehicles in connection with the Proposed Transactions. Information about the directors and executive officers of Enbridge is set forth in its definitive proxy statement filed with the SEC on April 5, 2018. Information about the directors and executive officers of EEP, EEQ and SEP is set forth in EEP’s, EEQ’s and SEP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, respectively, each of which was filed with the SEC on February 16, 2018. Information about the directors and executive officers of ENF is set forth in ENF’s Annual Information Form for the fiscal year ended December 31, 2017, which was filed with Canadian securities regulators on February 16, 2018. Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in any consent or proxy solicitation with respect to the Proposed Transactions and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the relevant materials to be filed by Enbridge and the Sponsored Vehicles with the SEC when they become available.